For Immediate Release

MEDIA RELEASE

George Molyviatis joins Besra Board of Directors

Auckland, New Zealand: 22 April 2015 - At the meeting of the Board of Directors held on Friday 10 April 2015, Mr George Molyviatis was appointed as a Director and the resignation of Mr Kevin Tomlinson was received.

Mr Molyviatis’ appointment is in accordance with the terms of the recently completed first tranche of a CAD15million financing by InCoR Holdings plc (see Besra press release dated:  April 2015).

Mr Tomlinson resigned after accepting a position as Managing Partner with Edgecrest Capital UK LLP in order to prevent any potential conflict of interest.

Besra’s Executive Chairman, David Seton, said, “I would firstly like to thank Kevin for his service on our Board and his advice an insight since joining in January 2012.  Kevin continues to be a strong supporter of our company and we wish him well in the future.

“Mr Molyviatis is the Executive Chairman of InCoR and is a well known and respected Greek/Swiss entrepreneur and investor.  He has a long history in the resource sector. He is committed to Besra and is keen to see the development of the Bau project in East Malaysia move into production.  We welcome him to the Board and look forward to the benefit of his substantial experience and extensive professional network,” said Mr Seton.

In his early career, Mr Molyviatis was head of the Greek desk with Paribas in Geneva and subsequently cofounded Pegasus Securities.  In 2001-2, Mr Molyviatis financed and oversaw the construction of what continues to be the largest sawmill in the Republic of Georgia.

Mr Molyviatis served on the Board of PolyMet Mining from 2003 to 2010. In March 2003 he restructured the company, assembled a new board and management team and was instrumental in bringing Glencore into the project.

Following close of the second tranche of the financing, expected in the coming weeks, InCoR Holdings will propose a second nominee to the Board of Directors.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

NOTES TO EDITORS

Besra - www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has three key properties; the Bau Goldfield in East Malaysia and Bong

Mieu and Phuoc Son in Central Vietnam. Besra expects to expand gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project.

InCoR Holdings - www.incorholdings.com

InCoR Holdings is a venture capital and holding company in the natural resource sector. InCoR acquires and develops projects and distressed assets identified by management focusing primarily in the mineral resource, energy and food/agriculture sectors.

InCoR acts as a worldwide project incubator with a “barbell” approach to investment. By adopting this approach, InCoR targets projects that are either near term cash flow positive or with world class blue sky potential. InCoR uses a holding corporate structure to implement symbiotic competitive advantages between industry sectors. In doing so the efficiency of its investment strategy is maximised through identifying and capitalising on synergies. A holding structure can also be used to ensure management of each of the businesses within InCoR has an entrepreneurial attitude of reward with success.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

Steve Wilson
Corporate Communications Director, Besra
T: +64 9 9121765
M: +64 21675660